PMI VENTURES LTD.
511 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

VIA SEDAR

November 29, 2004

Statutory Filings
British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs and Mesdames,

CONFIRMATION OF MAILING

This is to confirm that the following document was mailed to the shareholders of the Company on November 29, 2004:

Interim financial statements for the nine months ended September 30, 2004

Yours truly,

PMI VENTURES LTD.

“Douglas MacQuarrie”

Douglas MacQuarrie, P.Geo (B.C.)
President & Chief Executive Officer